EXHIBIT 23.2

We consent to the reference to our firm under the caption "Experts" in the Registration Statement on Form S-1/A of Good Hemp Inc. (formerly known as Lone Star Gold, Inc.) and to the use of our report dated April 15, 2019 with respect to the financial statements of Good Hemp Inc. (formerly known as Lone Star Gold,Inc.), included in its Annual Report (Form 10-K) as of December 31, 2018 and for the year then ended filedwith the Securities and Exchange Commission. Our report dated April 15, 2019 contains emphasis of amatter paragraph regarding the Company’s ability to continue as a going concern. The financial statementsdo not include any adjustments that might result from the outcome of this uncertainty.

/s/ Thayer O’Neal Company, LLC

Thayer O’Neal Company, LLC

Sugar Land, Texas

November 5, 2020